EXHIBIT 99.1

Immediate Release: NR 12-04

EXTORRE CLARIFIES TECHNICAL DISCLOSURE

Vancouver, B.C., February 24, 2012 – As a result of a review by the British Columbia Securities Commission (the “BCSC”), Extorre Gold Mines Limited (NYSE-AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) is issuing the following news release to clarify certain aspects of its disclosure relating to a preliminary economic assessment (“PEA”) announced by the Company on August 4, 2011 (“PEA-2”) in relation to its Cerro Moro gold-silver project in Santa Cruz Province, Argentina (the “Cerro Moro Project”). A technical report titled “Cerro Moro Gold-Silver Project, Second Preliminary Economic Assessment Technical Report NI 43-101” in relation to PEA-2 was filed on SEDAR by Extorre on August 22, 2011 (the “August Technical Report”). A subsequent technical report titled “Independent Technical Report, Resource Estimation for the Cerro Morro Project, Santa Cruz Province, Argentina” which incorporated certain portions of PEA-2 was subsequently filed by Extorre on December 16, 2011 (the “December Technical Report”). The BCSC has raised concerns that the Company’s disclosure could lead investors to conclude that the Company has completed a pre-feasibility study (“PFS”) that includes inferred mineral resources, contrary to National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Clarification Relating to PEA-2 and Non-Compliant Technical Report

To the extent the Company’s previous disclosure was confusing, the Company clarifies its previous public disclosure and confirms that PEA-2 is not and should not be construed as a PFS as the economic and technical viability of the Cerro Moro Project has not been demonstrated. It was not the Company’s intention to represent PEA-2 as anything other than a PEA. Further, the Company wishes to clarify that mineral reserves have not been established for the Cerro Moro Project and the economic viability of the project has not been proven.

The Company advises that certain aspects of the December Technical Report relating to PEA-2 are not NI 43-101 compliant.  In particular, the December Technical Report references the term “ore”, uses a NI 43-101 non-compliant mineral resource category, “mineable resources” which includes inferred resources.  The Company is currently undertaking the preparation of an updated PEA on the Cerro Moro Project scheduled for release in March 2012 (“PEA-3”). Accordingly, the August Technical Report and the December Technical Report as it relates to PEA-2 should no longer be relied upon as current NI 43-101 compliant technical reports.

As a result of the review of the December Technical Report and the Company’s technical disclosure, the BCSC identified several concerns with the Company’s characterization of PEA-2. In particular:

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the Company’s press release of June 21, 2011, indicates that the engineering inputs of PEA-2 were to be at the confidence level of a PFS but a portion of the mineral resources for PEA-2 would be inferred;

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the Company’s press release of August 4, 2011, states that mining, processing and capital cost estimations used in PEA-2 have been completed to a PFS level or higher and that PEA-2 is framed as a PEA to allow the inclusion of new inferred resources in PEA-3; and

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the December Technical Report states “This study is categorized as a PEA instead of a PFS to facilitate the incorporation of additional zones. The engineering inputs are to the confidence level of a PFS but a portion of the resources of the study is based on inferred mineral resources”.

In addition, the Company’s press release of November 3, 2011 states that PEA-3 will be at a confidence level sufficient for the Company’s board to make a financing and development decision.

The problematic press releases referenced above are examples only; there are other instances where the Company made similar disclosure.

The Company wishes to retract the above statements; confirm that the Company’s board will use the results of PEA-3 including any recommendations contained therein as the basis for approving the next stage of the Cerro Moro Project’s advancement and clarify its previous public disclosure.

In addition, the BCSC identified that the updated mineral resource estimate and the economic analysis contained in the December Technical Report were done at a much higher level of detail than required for a project at a PEA stage, that although the December Technical Report does not report a definitive statement of mineral reserves certain portions of the report relating to PEA-2, which refer to the terms “ore” and “mineable resources”, suggest reserves have been established for the Cerro Moro Project. The Company confirms that mineral reserves have not been established for the Cerro Moro Project.

PEA-3 will assess the impact of a number of additional mineral resources, including the Zoe deposit, which were not contemplated in PEA-2. PEA-2 was based on the April 2011 mineral resource estimate. Accordingly, the August Technical Report and the December Technical Report as it relates to PEA-2 are no longer current and should no longer be relied upon.

Yale Simpson, Co-Chairman of Extorre stated: “Since the first discovery of high grade mineralization at Cerro Moro in 2007 the Company has drilled 229,000 meters in 1,560 holes to unlock the potential of the extensively mineralized system. That drilling continues to this day.

In concert with exploration, management has performed metallurgical, geotechnical, process engineering and infrastructure studies, all with the objective of determining the potential economic viability of the project.

In September 2010, a preliminary economic assessment (PEA-1) was released, modelling the potential economics based on drilling completed up to Q-1 of 2010 and a daily throughput of 750 tonnes per day. Based on the favourable outcome of that study the Company announced it would proceed with a prefeasibility study.

In early Q-2 2011 exploration drilling discovered high grade mineralization at a site named the Zoe Zone. That zone is some four kilometres from the resources defined at Escondida. As the months progressed, drilling at Zoe produced multiple high grade intercepts over a sufficient strike length to cause management to rethink the scope of the potential development at Cerro Moro.

The changes in scope would relate to a potential increase in the throughput rate and the sequencing of development. It was thought that Zoe might be developed early in the project life, potentially impacting project fundamentals.

In June 2011 to best accommodate the discovery of Zoe, management decided that the release of a pre-feasibility study for the project was no longer appropriate. Management determined that an updated PEA (being PEA-2) was the best way to inform the market as to the potential scope and size of the project.

Since the release of PEA-2 drilling at Zoe has continued bringing the total number of meters drilled to 45,000 in 181 holes.

The review by the BCSC identified that PEA-2 could have been interpreted as a pre-feasibility with shortcomings that include the inclusion of inferred resources. The Company accepts that PEA-2 may have caused confusion that can best be resolved with clarifying the shortcomings of that study.

The Company is on track to release PEA-3 by March 31, 2012. That study will set out the potential for economic development in compliance with the requirements of NI 43-101.”

Other Technical Disclosure Issues

As a result of the BCSC’s review, certain disclosure on the Company’s website and in the Company’s investor relations material relating to the results of PEA-2, which did not include the required NI 43-101 cautionary language, have been corrected. The Company has also removed from its website all references to the economic analysis from PEA-2. Further, the Company’s corporate presentation and fact sheet, which disclosed mineral resources contrary to NI 43-101 by adding inferred mineral resources to other categories of resources and not reporting inferred resources, have been corrected by the Company.

The Company’s press release of November 3, 2011, disclosed the results of PEA-2 but did not include the cautionary language required by section 2.3(3) of NI 43-101. The Company wishes to correct this disclosure and cautions that a PEA is preliminary in nature and includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Updated Technical Report

The Company is in the process of completing a NI 43-101 compliant PEA-3 which is anticipated to be completed by March 31, 2012.

Qualified Person

Matthew Williams, Extorre’s Exploration Manager and a “qualified person” within the definition of NI 43-101 has reviewed and approved the contents of this press release.

EXTORRE GOLD MINES LIMITED Eric Roth President and CEO extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

For further information, please contact:
Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PEA, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s Annual Information Form for the fiscal period ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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